                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 4)

                         WELLCO ENTERPRISES, INC.
                             (Name of Issuer)

                       Common Stock, par value $1.00
                       (Title of class of securities)

                                 949476.105
                                (CUSIP Number)

 Check the appropriate box to designate the rule pursuant to which this statement is filed:

           [ ] Rule 13d-1(b)

           [X] Rule 13d-1(c)

           [ ] Rule 13d-1(d)

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Schedule 13G                                Page 2 of 4 Pages

CUSIP No.949476.105

_______________________________________________________________

1) Names of Reporting Persons/I. R. S. Identifi-
   cation Nos. of Above Persons (Entities Only):

                Horace R. Auberry
_______________________________________________________________

2) Check the Appropriate Box if a Member of a Group:

       (a)
       (b)
_______________________________________________________________

3) SEC Use Only:

_______________________________________________________________

4) Citizenship or Place of Organization:
    United States
_______________________________________________________________

Number of           (5) Sole Voting Power:            113,965
Shares Bene-
ficially            (6) Shared Voting Power:            1,540
Owned by
Each Report-        (7) Sole Dispositive Power        113,965
ing Person
With                (8) Shared Dispositive Power:       1,540
_______________________________________________________________

9) Aggregate Amount Beneficially Owned by Each Reporting
    Person: 112,105
_______________________________________________________________

10) Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares:

_______________________________________________________________

11) Percent of Class Represented by Amount in Row 9:

                         8.58%
_______________________________________________________________

12) Type of Reporting Person:

                 IN
_______________________________________________________________

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Schedule 13G (continued) Page 3 of 4 Pages

Item 1(a): Name of Issuer: WELLCO ENTERPRISES, INC.

Item 1(b): Address of Issuer's Principal Executive Offices:

                150 Westwood Circle
                Waynesville, NC 28786

Item 2(a): Name of Person Filing: Horace R. Auberry

Item 2(b): Address of Principal Business Office or, if none,
            Residence:

                       150 Westwood Circle
                       Waynesville, NC 28786

Item 2(c): Citizenship: U. S.

Item 2(d): Title of Class of Securities:
               Common Stock, par value $1.00 per share

Item 2(e): CUSIP Number: 949476.105

Item 3: N/A

Item 4: Ownership:

             (a) Amount beneficially owned

              115,505 shares, of which 113,965 shares are owned
              directly, including 45,000 shares which Mr. Auberry may
              acquire under stock options, and of which 1,540 shares are owned jointly with his spouse.

              (b) Percent of Class: 8.58%

              (c) Number of shares as to which such person has:
                    (i) Sole power to vote or to direct the
                        vote: 113,965
                   (ii) Shared power to vote or to direct the
                        vote: 1,540
                  (iii) Sole power to dispose or to direct the
                        disposition of: 113,965
                   (iv) Shared power to dispose or to direct the
                        disposition of: 1,540

Item 5: Ownership of Five Percent or Less of a Class: N/A

Item 6: Ownership of More than Five Percent on Behalf of
         Another Person: N/A

Item 7: Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company: N/A

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Schedule 13G (continued) Page 4 of 4 Pages

Item 8: Identification and Classification of Members of the
         Group: N/A

Item 9: Notice of Dissolution of Group: N/A

Item 10: Certification: N/A

                                         SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
  statement is true, complete and correct.

  Date: February 15, 2002                        /s/ HORACE R. AUBERRY
                                                      Horace R. Auberry